Exhibit 3.2

FIRST AMENDMENT

TO

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ANDEAVOR LOGISTICS LP

This First Amendment (this “Amendment”) to the THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ANDEAVOR LOGISTICS LP, a Delaware limited partnership (the “Partnership”), dated effective as of December 1, 2017 (the “Partnership Agreement”), is entered into as of October 1, 2018 by the Tesoro Logistics GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meanings given to such terms in the LLC Agreement.

WHEREAS, the General Partner desires to amend the Partnership Agreement to, reflect the change in location of the principal place of business of the Partnership, the registered agent of the Partnership and the registered office of the Partnership; and

WHEREAS, in accordance with Section 13.1(a) of the Partnership Agreement, the General Partner is authorized to make such changes without the approval of any Partner, and may execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith.

NOW, THEREFORE, in consideration of the premises set forth above, the General Partner hereby amends the Partnership Agreement as follows:

Section 1 Amendments.

The following Section 2.3 of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:

“Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19808, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 200 East Hardin Street, Findlay, Ohio 45840, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 200 East Hardin Street, Findlay, Ohio 45840, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.”

Section 2 Ratification of Partnership Agreement. Except as hereby amended, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3 Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to any internal principles of conflicts of laws that would result in the application of the laws of another jurisdiction.

Section 4 Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP to be effective as of the date first written above.

GENERAL PARTNER

TESORO LOGISTICS GP, LLC

By	_/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: Chief Executive Officer